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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                          Shaman Pharmaceuticals Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   819319500
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5
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CUSIP No. 819310500               SCHEDULE 13G                 Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Weiss, Peck & Greer, L.L.C.
      13-2649199
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  5     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           190,000
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              -0-
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        190,000
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      190,000
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |X|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.71%
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12    TYPE OF REPORTING PERSON*

      BD, IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Cusip No. 819319500                                                  Page 3 of 5

Item 1(a).  Name of Issuer:  Shaman Pharmaceuticals Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:

            213 East Grand Avenue
            San Francisco, CA 94080

Item 2(a).  Name of Person Filing:  Weiss, Peck & Greer, L.L.C. ("WPG")

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            One New York Plaza
            New York, NY 10004

Item 2(c). Citizenship: WPG is a limited liability company, organized under the laws of the State of Delaware

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number: 819319500

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

            (a)   ( X )   Broker or Dealer registered under Section 15 of the
                          Securities Exchange Act of 1934 (the "Act")

            (b)   (   )   Bank as defined in Section 3(a) (6) of the Act

            (c)   (   )   Insurance Company as defined in Section 3(a) (19) of
                          the Act

            (d)   (   )   Investment Company registered under Section 8 of the
                          Investment Company Act of 1940

            (e)   ( X )   Investment Adviser registered under Section 203 of the
                          Investment Advisers Act of 1940

            (f)   (   )   Employee Benefit Plan which is subject to the
                          provisions of the Employee Retirement Income Security
                          Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)
                          (1) (ii) (F)

            (g)   (   )   Parent Holding Company, in accordance with Sec.
                          240.13d-1(b) (ii) (G) (Note: See Item 7)

            (h)   (   )   A savings associations as defined in Section 3(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i)   (   )   A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   (   )   Group, in accordance with paragraph 240.13d-1(b) (1)
                          (ii) (H)

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Cusip No. 819319500                                                  Page 4 of 5

Item 4. Ownership:

            (a) Amount Beneficially Owned: 190,000 as of December 31, 1999.

            (b) Percent of Class: 5.71%

            (c) Number of shares as to which such person has:

                  (i)   sole power to vote:     -0-

                  (ii)  shared power to vote or to direct the vote:     190,000

                  (iii) sole power to dispose or to direct the
                        disposition of:     -0-

                  (iv) shared power to dispose or to direct the disposition of: 190,000

Item 5. Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

This Statement on Schedule 13G ("Schedule 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 190,000 shares of common stock of Shaman Pharmaceuticals Inc. (the "Common Stock") held by WPG at December 31, 1999 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by managing directors of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such managing director disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective managing director owns of record.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

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Cusip No. 819319500                                                  Page 5 of 5

Item 8. Identification and Classification of Members of the Group:

            Not applicable.

Item 9. Notice of Dissolution of the Group:

            Not applicable.

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above as being held or owned beneficially by WPG were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000

WEISS, PECK & GREER, L.L.C.


By: /s/ Michael E. Singer
   --------------------------------
   Michael E. Singer
   General Counsel

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).